FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 14, 2020
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc 14 February 2020
Annual Report and Accounts 2019
Pillar 3 Report 2019

A copy of the Annual Report and Accounts 2019  for The Royal Bank of Scotland Group plc (RBS) has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM

This document is available on our website at www.investors.rbs.com/reports-archive

A printed version will be mailed to shareholders who have opted for a hard copy ahead of the Annual General Meeting for which formal Notice will be given in due course.

We have also published the 2019 Pillar 3 report, available on our website. For further information, please contact:-
RBS Media Relations
+44 (0) 131 523 4205

Investors Alexander Holcroft
Investor Relations
+44 (0) 207 672 1982

Information on risk factors and related party transactions
For the purpose of compliance with the Disclosure Guidance and Transparency Rules, this announcement also contains risk factors and details of related party transactions extracted from the Annual Report and Accounts 2019 in full unedited text. Page references in the text refer to page numbers in the Annual Report and Accounts 2019.

Principal Risks and Uncertainties
Set out below are certain risk factors that could adversely affect the RBS Group's future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected and directly or indirectly impact the value of its securities in issue. These risk factors are broadly categorised and should be read in conjunction with other sections of this annual report, including the forward looking statements section, the strategic report and the capital and risk management section, and should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the RBS Group.

Strategic risk
The RBS Group has announced a new Purpose-led Strategy which will entail a period of transformation and require an internal cultural shift across the RBS Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes.
On 14 February 2020 the RBS Group announced a new strategy, focused on becoming a Purpose-led business, designed to champion potential and to help individuals, families and businesses to thrive. This strategy is intended to reflect the rapidly shifting environment and backdrop of unprecedented disruption in society driven by technology and changing customer expectations. The strategy has three areas of focus - climate change, enterprise and learning - where RBS Group believes it can have the greatest positive impact. Together, these strategic initiatives are referred to as the RBS Group's 'Purpose-led Strategy'. As a Purpose-led Strategy, it is intended to balance the interests and changing needs of all RBS Group stakeholders and to focus on building relationships that create mutual value across customers' lives. It will require an internal cultural shift across the RBS Group as to how performance is perceived and how the RBS Group conducts its business. The changes required are substantial and will take many years to fully embed and may not result in the expected outcome within the timeline and in the manner currently contemplated.

To deliver against this purpose and deliver sustainable returns, the RBS Group intends to: focus on the lifecycles of its customers using insights about customers to evolve product and service offerings; re-engineer and simplify the RBS Group by updating operational and technological capabilities and strengthening governance and control frameworks to reduce costs and improve customer journeys; focus on innovation and partnership to drive change and achieve growth in new product areas and customer segments; and have a sharper focus on capital allocation and deploying it more effectively for customers, in particular by re-focusing its NatWest Markets franchise ('NWM franchise').

As part of its new Purpose-led Strategy, the RBS Group has set a number of financial, capital and operational targets and expectations, both for the short term and throughout the implementation period. Over the medium to long term, the RBS Group intends to achieve a 9-11% return on tangible equity and a CET1 ratio of 13-14%, with a sustained pay-out ratio of around 40% of attributable profit. In addition to making significant reductions in RWAs, achieving these targets will require further significant reductions to the RBS Group's cost base, with c. £250 million of reductions targeted in 2020. Realising these cost reductions will result in material strategic costs, which may be more than currently expected. The continued focus on meeting cost reduction targets may also mean limited investment in other areas which could affect the RBS Group's long-term prospects, product offering or competitive position and its ability to meet its other targets, including those related to customer satisfaction and its capacity to respond to climate change in line with its ambition. RBS Group's commitment to align its lending and financing to the objectives of the Paris Agreement, drive significant reductions in its climate impact and develop sustainable finance products could materially affect the RBS Group's business and operations. See also 'The RBS Group's new Purpose-led Strategy includes one area of focus on climate change which entails significant execution risk and is likely to require material changes to the business model of the RBS Group over the next ten years'. This impact, and any of the other factors above, could jeopardise the RBS Group's ability to achieve its associated financial targets and generate sustainable returns.

The implementation of the new Purpose-led Strategy is highly complex and will take many years to fully embed. The RBS Group may not be able to successfully implement all aspects of this strategy or reach any or all of the related targets or expectations in the time frames contemplated or at all. In addition, the RBS Group's ability to serve its target customers, scale certain ventures, deliver growth in new markets and restructure the NWM franchise may be impacted or lower than expected and previously anticipated revenue, profitability and cost reduction levels may not be achieved in the timescale envisaged or at any time. In particular, the Purpose-led Strategy entails a group-wide strategic cultural shift which involves a large number of concurrent and interdependent actions and initiatives, including a re-focussing of the NWM franchise, any of which could fail to be implemented in the manner and to the extent currently contemplated, due to operational, legal, execution or other issues. In addition, the successful implementation of the Purpose-led Strategy in part depends on initiatives and growth in ventures that are new to the RBS Group or to the market and therefore there is a risk that some or all such initiatives will not succeed, or may be limited in scope or scale, including due to its current ownership structure.

The scale and scope of the intended changes present material business, operational, IT system, internal culture, conduct and people risks to the RBS Group as the planning and implementation of the transformation programme are resource-intensive and disruptive, and will divert management resources. In addition, the changes being concurrently implemented will require the implementation and application of robust governance and controls frameworks, in particular with respect to any strategic partnerships and acquisitions, and further consolidation of IT systems and there is no guarantee that the RBS Group will be successful in doing so. The implementation of the Purpose-led Strategy could result in materially higher costs than currently contemplated, (including due to material uncertainties and factors outside of the RBS Group's control) or could be phased in a manner other than currently expected. These risks will be present throughout the period of implementation which is expected to last during the medium term, and in some cases, materially beyond.

Changes in the economic, political and regulatory environment in which the RBS Group operates or regulatory uncertainty and changes, strong market competition and industry disruption or economic volatility, including as a result of the continued uncertainty surrounding the terms of the UK's exit from the EU, or changes in the scale and timing of policy responses on climate change, may require the RBS Group to adjust aspects of its Purpose-led Strategy or the timeframe for its implementation. In particular, because some initiatives depend on achieving growth in new ventures and markets for the RBS Group, the Purpose-led Strategy is vulnerable to an economic downturn. Furthermore, any new strategy requires ongoing confidence from customers and the wider market, without which customer activity and related income levels may fall or the RBS Group's reputation may be adversely affected.

Each of these risks, and others identified in these Risk Factors, individually or collectively could jeopardise the implementation and delivery of the Purpose-led Strategy, result in higher than expected restructuring costs, impact the RBS Group's products and services offering, reputation with customers or business model and adversely impact the RBS Group's ability to deliver its strategy and meet its targets and guidance, each of which could in turn have a material adverse impact on the RBS Group's results of operations, financial condition and prospects.

Over the next three years, the RBS Group intends to re-focus its NatWest Markets franchise to the RBS Group's corporate and institutional customer offering and realise significant reductions in risk weighted assets, cost base and complexity. This entails significant commercial, operational and execution risks and the intended benefits for RBS Group may not be realised within the timeline and in the manner currently contemplated.
As part of the new Purpose-led Strategy announced on 14 February 2020, the RBS Group intends to implement a more strategically congruent and economically sustainable model for its NWM franchise. Over the medium term, it intends to re-focus the NWM franchise on principally serving the RBS Group's corporate and institutional customer base. This will require NWM Group to simplify its operating model and technology platform, as well as reduce its cost base and capital requirements. A focus of the NWM franchise realignment is the intended reduction in its level of RWAs, to reduce it to c. 10% of the RBS Group's RWAs in the medium term. This is intended to be achieved by exiting certain exposures and optimising inefficient capital across the NWM Group, especially in relation to its Rates products. It is anticipated that the re-focusing of the NWM franchise is expected to be capital ratio accretive in year one and over the course of the transition plan period.

The realignment of the NatWest Markets franchise entails significant execution risks and is based on management plans, projections and models and are subject to certain material assumptions and judgments which may prove to be incorrect such that the go-forward strategy is re-assessed for example: if revenues reduce relatively faster than costs; material execution issues arise or market distress occurs; if RWAs take longer to exit or are more costly to reduce than anticipated; or if the key franchise legal entities, NWM Plc and NWM N.V., have difficulties accessing the funding market on acceptable terms or at all.

Implementing these changes to the NWM franchise entails significant commercial and operational and risks. These include risks around how it is perceived by its customers and stakeholders and the ability for NWM to retain employees required to deliver the transition and whom are key for its go-forward strategic priorities. Revenues and costs may be negatively impacted (revenues, for example, may decrease significantly more quickly than associated costs) and the implementation may be more difficult or expensive than expected, including as a result of the UK's exit from the EU and regulatory requirements. The orderly run-down of certain of its portfolios and the reduction of its risk-weighted assets may be accompanied by the recognition of disposal losses which may be higher than anticipated, including due to a degraded economic environment, and may not lead to a concurrent and proportionate reduction in required capital. The NWM Plc and NWM N.V. boards support the strategy and the associated plans and budgets, but successful implementation of the strategy within the NWM franchise will need their continued support, as well as that of the NWM .N.V. boards and NWM management.

The RBS Group's new Purpose-led Strategy includes one area of focus on climate change which entails significant execution risk and is likely to require material changes to the business model of the RBS Group over the next ten years.
The RBS Group's new strategy on climate change, together with its commitments under the UN Principles on Responsible Banking to align its strategy to the 2015 Paris Agreement, will require significant resource to develop the capacity and methodology to understand, and measure the climate impact of the emissions from its financing activity. There is currently no standard approach or methodology to measure such emissions and provide a scenario-based model for alignment to the 2015 Paris Agreement ('Paris Alignment'). The RBS Group must identify its approach to this on a short time scale to meet its target of setting and publishing sector-specific targets by 2021 and its goal of setting comprehensive climate impact scenario-based reduction targets and plans for Paris Alignment by 2022, and be able to adequately define and benchmark its current climate impact to demonstrate its progress against its ambition to reduce this by half over the next 10 years. Any delay to establishing such targets and developing its plan for Paris Alignment may entail reputational and market risk, and increase the risks the RBS Group faces as a result of climate change.

It is expected that the targets and measures that the RBS Group will need to adopt in line with its new strategy on climate change will require significant reductions to the RBS Group's financed emissions to be realised which, together with the impact of embedding climate into its risk framework and other regulatory, policy and market changes, is likely to necessitate far reaching changes to the RBS Group's business model and existing exposures, and potentially on timescales outside of risk appetite. Whilst the risks presented by climate change are unprecedented in magnitude and scale, how the RBS Group implements its strategy to respond to climate change may also have a material adverse effect on the RBS Group's business growth, its competitiveness, and profitability over the short, medium and long term. Once established, there is no certainty that the RBS Group will be able to meet its climate change targets and ambitions or that seeking to do so will not have an adverse impact on the RBS Group, including its competition position. See also 'The RBS Group expects to face significant risks in connection with climate change and the transition to a low carbon economy, which may adversely impact the RBS Group'.

Operational and IT resilience risk
The RBS Group is subject to increasingly sophisticated and frequent cyberattacks.
The RBS Group is experiencing an increase in cyberattacks across both the entire RBS Group and against the RBS Group's supply chain, re-enforcing the importance of due diligence and close working with the third parties on which the RBS Group relies. The RBS Group is reliant on technology, against which there is a constantly evolving series of attacks that are increasing in terms of frequency, sophistication, impact and severity. As cyberattacks evolve and become more sophisticated, the RBS Group is required to continue to invest in additional capability designed to defend against the emerging threats. In 2019, the RBS Group was subjected to a small number of Distributed Denial of Service ('DDOS') attacks, which are a pervasive and significant threat to the global financial services industry. The focus is to mitigate the impact of the attacks and sustain availability of services for RBS Group's customers. The RBS Group continues to invest significant resources in the development and evolution of cyber security controls that are designed to minimise the potential effect of such attacks.

Hostile attempts are made by third parties to gain access to and introduce malware (including ransomware) into the RBS Group's IT systems, and to exploit vulnerabilities. The RBS Group has information and cyber security controls in place, which are subject to review on a continuing basis but given the nature of the threat, there can be no assurance that such measures will prevent all attacks in the future. See also, 'The RBS Group's operations are highly dependent on its complex IT systems, and any IT failure could adversely affect the RBS Group'.

Any failure in the RBS Group's cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of data or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including costs relating to notification of, or compensation for customers, credit monitoring or card reissuance), result in regulatory investigations or sanctions being imposed or may affect the RBS Group's ability to retain and attract customers. Regulators in the UK, US, Europe and Asia continue to recognise cybersecurity as an increasing systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely notification of them, as appropriate.

Additionally, third parties may also fraudulently attempt to induce employees, customers, third party providers or other users who have access to the RBS Group's systems to disclose sensitive information in order to gain access to the RBS Group's data or that of the RBS Group's customers or employees. Cyber security and information security events can derive from groups or factors such as: internal or external threat actors, human error, fraud or malice on the part of the RBS Group's employees or third parties, including third party providers, or may result from accidental technological failure.

The RBS Group expects greater regulatory engagement, supervision and enforcement in relation to its overall resilience to withstand IT and related disruption, either through a cyberattack or some other disruptive event. Such increased regulatory engagement, supervision and enforcement is uncertain in relation to scope, consequence and pace of change, which could negatively impact the RBS Group. Due to the RBS Group's reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, it is likely that such attacks could have a material adverse impact on the RBS Group.

In accordance with the EU General Data Protection Regulation ('GDPR'), the RBS Group is required to ensure it implements timely, appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of the RBS Group, its customers and its employees. In order to meet this requirement, the RBS Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom the RBS Group interacts. A failure to monitor and manage data in accordance with the GDPR requirements of the applicable legislation may result in financial losses, regulatory fines and investigations and associated reputational damage. In addition, whilst the RBS Group takes measures to prevent, detect and minimise attacks, the RBS Group's systems, and those of third party providers, are subject to frequent cyberattacks.

The RBS Group operations and strategy are highly dependent on the effective use and accuracy of data.
The RBS Group relies on the effective use of accurate data to support and improve its operations and deliver its strategy. Failure to produce underlying high quality data and/or the ineffective use of such data could result in a failure to satisfy its customers' expectations including by delivering innovative products and services. This could place RBS Group at a competitive disadvantage, inhibit its efforts to reduce costs and improve its systems, controls and processes, and result in a failure to deliver the RBS Group's strategy. The use of unethical or inappropriate data and/or non-compliance with customer data and privacy protection could give rise to conduct and litigation risks and could also increase the risk of an operational event or losses or other adverse consequences due to inappropriate models, systems, processes, decisions or other actions.

Operational risks are inherent in the RBS Group's businesses.
Operational risk is the risk of loss resulting from inadequate or failed internal processes, procedures, people or systems, or from external events, including legal risks. The RBS Group operates in many countries, offering a diverse range of products and services supported by 62,900 employees as at 31 December 2019; it therefore has complex and diverse operations. As a result, operational risks or losses can arise from a number of internal or external factors (including financial crime). These risks are also present when the RBS Group relies on third-party suppliers or vendors to provide services to it or its customers, as is increasingly the case as the RBS Group outsources certain functions, including with respect to the implementation of new technologies, innovation and responding to regulatory and market changes.

Operational risks continue to be heightened as a result of the implementation of the RBS Group's Purpose-led Strategy, including the refocusing of its NatWest Markets franchise, the RBS Group's current cost-reduction measures and conditions affecting the financial services industry generally (including Brexit and other geo-political developments) as well as the legal and regulatory uncertainty resulting therefrom. This may place significant pressure on the RBS Group's ability to maintain effective internal controls and governance frameworks. The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting customer business. Although the RBS Group has implemented risk controls and mitigation actions, with resources and planning having been devoted to mitigate operational risk, such measures may not be effective in controlling each of the operational risks faced by the RBS Group. Ineffective management of such risks could adversely affect the RBS Group. See also, 'The RBS Group has announced a new Purpose-led Strategy which will entail a period of transformation and require an internal cultural shift across the RBS Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes'.

The RBS Group's operations are highly dependent on its complex IT systems, and any IT failure could adversely affect the RBS Group.
The RBS Group's operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of the RBS Group's payment systems, financial crime and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between its branches and main data processing centres, is critical to the RBS Group's operations.

Individually or collectively, any critical system failure, material loss of service availability or material breach of data security could cause serious damage to the RBS Group's ability to provide services to its customers, which could result in reputational damage, significant compensation costs or regulatory sanctions (including fines resulting from regulatory investigations) or a breach of applicable regulations. In particular, such issues could cause long-term damage to the RBS Group's reputation and could affect its regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain customers. This risk is heightened as the RBS Group outsources certain functions and continues to innovate and offer new digital solutions to its customers as a result of the trend towards online and mobile banking.

In 2019, the RBS Group continued to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration of certain services to cloud platforms). The RBS Group continues to develop and enhance digital services for its customers and seeks to improve its competitive position through enhancing controls and procedures and strengthening the resilience of services including cyber security. Should such investment and rationalisation initiatives fail to achieve the expected results or prove to be insufficient due to cost-challenges or otherwise, this could negatively affect the RBS Group's operations, its reputation and ability to retain or grow its customer business or adversely impact its competitive position, thereby negatively impacting the RBS Group's financial position.

The RBS Group relies on attracting, retaining and developing senior management and skilled personnel, and is required to maintain good employee relations.
The RBS Group's current and future success depends on its ability to attract, retain and develop highly skilled and qualified personnel, including senior management, directors and key employees, in a highly competitive labour market and under internal cost reduction pressures. This entails risk, particularly in light of the implementation of the RBS Group's Purpose-led Strategy and refocusing of its NatWest Markets franchise, heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of government support such as the RBS Group, all of which may have an adverse effect on the RBS Group's ability to hire, retain and engage well-qualified employees. The market for skilled personnel is increasingly competitive, especially for technology-focussed roles, thereby raising the cost of hiring, training and retaining skilled personnel. In addition, certain economic, market and regulatory conditions and political developments (including Brexit) may reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees.

Many of the RBS Group's employees in the UK, the Republic of Ireland ('ROI') and continental Europe are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the RBS Group in maintaining good employee relations. Any failure to do so could impact the RBS Group's ability to operate its business effectively.

A failure in the RBS Group's risk management framework could adversely affect the RBS Group, including its ability to achieve its strategic objectives.
Risk management is an integral part of all of the RBS Group's activities and includes the definition and monitoring of the RBS Group's risk appetite and reporting on the RBS Group's risk exposure and the potential impact thereof on the RBS Group's financial condition. Financial risk management is highly dependent on the use and effectiveness of internal stress tests and models and ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring and management or insufficient challenges or assurance processes. Failure to manage risks effectively could adversely impact the RBS Group's reputation or its relationship with its regulators, customers, shareholders or other stakeholders.

The RBS Group's operations are inherently exposed to conduct risks. These include business decisions, actions or reward mechanisms that are not responsive to or aligned with the RBS Group's regulatory obligations, customers' needs or do not reflect the RBS Group's customer-focussed strategy, ineffective product management, unethical or inappropriate use of data, implementation and utilisation of new technologies, outsourcing of customer service and product delivery, the possibility of mis-selling of financial products and mishandling of customer complaints. Some of these risks have materialised in the past and ineffective management and oversight of conduct risks may lead to further remediation and regulatory intervention or enforcement. The RBS Group's businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulations, negligence or fraud (including financial crimes), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to the RBS Group.

The RBS Group has been seeking to embed a strong risk culture across the organisation and has implemented policies and allocated new resources across all levels of the organisation to manage and mitigate conduct risk and expects to continue to invest in its risk management framework. However, such efforts may not insulate the RBS Group from future instances of misconduct and no assurance can be given that the RBS Group's strategy and control framework will be effective. Any failure in the RBS Group's risk management framework could negatively affect the RBS Group and its financial condition through reputational and financial harm and may result in the inability to achieve its strategic objectives for its customers, employees and wider stakeholders.

The RBS Group's operations are subject to inherent reputational risk.
Reputational risk relates to stakeholder and public perceptions of the RBS Group arising from an actual or perceived failure to meet stakeholder expectations, including with respect to the RBS Group's Purpose-led Strategy and related targets, due to any events, behaviour, action or inaction by the RBS Group, its employees or those with whom the RBS Group is associated. This includes brand damage, which may be detrimental to the RBS Group's business, including its ability to build or sustain business relationships with customers, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding. Reputational risk may arise whenever there is a material lapse in standards of integrity, compliance, customer or operating efficiency and may adversely affect the RBS Group's ability to attract and retain customers. In particular, the RBS Group's ability to attract and retain customers (and, in particular, corporate and retail depositors) may be adversely affected by, amongst others: negative public opinion resulting from the actual or perceived manner in which the RBS Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, the RBS Group's financial performance, IT systems failures or cyberattacks, data breaches, financial crime, the level of direct and indirect government support, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors. See also, 'The RBS Group has announced a new Purpose-led Strategy which will entail a period of transformation and require an internal cultural shift across the RBS Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes'.

Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may also significantly increase and accelerate the impact of damaging information and allegations.

Although the RBS Group has implemented a Reputational Risk Policy to improve the identification, assessment and management of customers, transactions, products and issues which represent a reputational risk, the RBS Group cannot be certain that it will be successful in avoiding damage to its business from reputational risk.

Economic and political risk
Prevailing uncertainty regarding the terms of the UK's withdrawal from the European Union has adversely affected and will continue to affect the RBS Group.
Following the EU Referendum in June 2016, and pursuant to the exit process triggered under Article 50 of the Treaty on European Union in March 2017 and the ratification of the withdrawal agreement by the UK government and the EU (through the Council of Ministers), the UK ceased to be a member of the EU and the European Economic Area ('EEA') on 31 January 2020 ('Brexit') and entered a transition period, currently due to expire on 31 December 2020. During this transition period, the UK retains the benefits of membership of the EU's internal market and the customs union, but loses its representation in the EU's institutions and its role in EU decision-making.

The UK and EU are currently seeking to determine the terms of their future relationship by the end of the transition period, and the resulting economic, trading and legal relationships with both the EU and other counterparties currently remain unclear and subject to significant uncertainty. If the UK and EU do not agree a new comprehensive trade agreement by the end of the transition period and the transition period is not extended, then, subject to separate agreements being made with third countries, the UK would be expected to operate on basic World Trade Organization terms, the outcome of which for RBS Group would be similar in certain respects to a 'no-deal' Brexit, and which may result in, amongst others, loss of access to the EU single market for goods and services, the imposition of import duties and controls on trade between the UK and the EU and related trade disruption.

The direct and indirect effects of the UK's exit from the EU and the EEA are expected to affect many aspects of the RBS Group's business and operating environment, including as described elsewhere in these risk factors, and may be material and/or cause a near-term impact on impairments. See also, 'The RBS Group faces increased political and economic risks and uncertainty in the UK and global markets'. As a result of such anticipated effects, the RBS Group has engaged in significant and costly Brexit planning and contingency planning and expects to continue to do so. The direct and indirect effects of the UK's exit from the EU and the EEA may also impede the RBS Group's ability to deliver its Purpose-led Strategy and refocusing of its NatWest Markets franchise. See also, 'The RBS Group has announced a new Purpose-led Strategy which will entail a period of transformation and require an internal cultural shift across the RBS Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes' and 'Over the next three years, the RBS Group intends to re-focus its NatWest Markets franchise to the RBS Group's CIB customer offering and realise significant reductions in risk weighted assets, cost base and complexity. This entails significant commercial, operational and execution risks and the intended benefits for RBS Group may not be realised within the timeline and in the manner currently contemplated'.

The longer term effects of Brexit on the RBS Group's operating environment depend significantly on the terms of the ongoing relationship between the UK and EU and are difficult to predict. They are subject to wider global macro-economic trends and events, but may significantly impact the RBS Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU. They may result in, or be exacerbated by, periodic financial volatility and slower economic growth, in the UK in particular, but also in the ROI, the rest of Europe and potentially the global economy.

Significant uncertainty exists as to the respective legal and regulatory arrangements under which the RBS Group and its subsidiaries will operate once the transition period has ended. The legal and political uncertainty and any actions taken as a result of this uncertainty, as well as new or amended rules, could have a significant impact on the RBS Group's non-UK operations and/or legal entity structure, including attendant restructuring costs, level of impairments, capital requirements, regulatory environment and tax implications and as a result may adversely impact the RBS Group's profitability, competitive position,, business model and product offering.

The RBS Group has obtained the requisite regulatory permissions (including third country licence branch approvals and access to TARGET2 clearing and settlement mechanisms) it currently considers are required for continuity of business as a result of the UK's departure from the EU. These are required in order to maintain the ability to clear euro payments and to serve non-UK EEA customers if there is a loss of access to the European Single Market. These changes to the RBS Group's operating model have been costly and may require further changes to its business operations, product offering and customer engagement. The regulatory permissions from the Dutch and German authorities are conditional in nature and will require on-going compliance with certain conditions, including maintaining minimum capital level and deposit balances as well as a defined local physical presence going forward; such conditions may be subject to change in the future. Maintaining these permissions and the RBS Group's access to the euro payment infrastructure will be fundamental to its business going forward and further changes to the RBS Group's business operations may be required.

The RBS Group faces increased political and economic risks and uncertainty in the UK and global markets.
In the UK, significant economic and political uncertainty continues to surround the terms of Brexit and now also the future relationship between the UK and the EU. See also, 'Prevailing uncertainty regarding the terms of the UK's withdrawal from the European Union has adversely affected and will continue to affect the RBS Group'.

The RBS Group faces additional political uncertainty as to how the Scottish parliamentary process (including, as a result of any further Scottish independence referendum or the next Scottish Parliament elections in May 2021) may adversely impact the RBS Group. RBSG plc and a number of other RBS Group entities (including NWM Plc) are headquartered and/or incorporated in Scotland. Any changes to Scotland's relationship with the UK or the EU (as an indirect result of Brexit or other developments) would impact the environment in which the RBS Group and its subsidiaries operate, and may require further changes to the RBS Group's structure, independently or in conjunction with other mandatory or strategic structural and organisational changes which could adversely impact the RBS Group.

Actual or perceived difficult global economic conditions can create challenging economic and market conditions and a difficult operating environment for the RBS Group's businesses and its customers and counterparties, thereby affecting its financial performance.

The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: trade barriers and the increased possibility of trade wars, widespread political instability, an extended period of low inflation and low interest rates, and global regional variations in the impact and responses to these factors. Such conditions could be worsened by a number of factors including political uncertainty or macro-economic deterioration in the Eurozone, China or the US, the conflicts or tensions the Middle East or Asia, increased instability in the global financial system and concerns relating to further financial shocks or contagion (for example, due to economic concerns in emerging markets), market volatility or fluctuations in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt. This may be compounded by the ageing demographics of the populations in the markets that the RBS Group serves, or rapid change to the economic environment due to the adoption of technology and artificial intelligence. Any of the above developments could adversely impact the RBS Group directly (for example, as a result of credit losses) or indirectly (for example, by impacting global economic growth and financial markets and the RBS Group's customers and their banking needs).

In addition, the RBS Group is exposed to risks arising out of geopolitical events or political developments, such as trade barriers, exchange controls, sanctions and other measures taken by sovereign governments that may hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, including secession movements or the exit of other member states from the EU, armed conflict, pandemics and widespread public health crises (including the recent coronavirus outbreak, the impact of which will depend on future developments, which are highly uncertain and cannot be predicted), state and privately sponsored cyber and terrorist acts or threats, and the responses to them by governments and markets, could negatively affect the business and performance of the RBS Group, including as a result of the indirect effect on regional or global trade and/or the RBS Group's customers.

The value of the RBS Group's financial instruments may be materially affected by market risk, including as a result of market fluctuations. Market volatility, illiquid market conditions and disruptions in the credit markets may make it extremely difficult to value certain of the RBS Group's financial instruments, particularly during periods of market displacement which could cause a decline in the value of the RBS Group's financial instruments, which may have an adverse effect on the RBS Group's results of operations in future periods, or inaccurate carrying values for certain financial instruments.

In addition, financial markets are susceptible to severe events evidenced by rapid depreciation in asset values, which may be accompanied by a reduction in asset liquidity. Under these conditions, hedging and other risk management strategies may not be as effective at mitigating trading losses as they would be under more normal market conditions. Moreover, under these conditions, market participants are particularly exposed to trading strategies employed by many market participants simultaneously and on a large scale, increasing the RBS Group's counterparty risk. The RBS Group's risk management and monitoring processes seek to quantify and mitigate the RBS Group's exposure to more extreme market moves. However, severe market events have historically been difficult to predict and the RBS Group could realise significant losses if extreme market events were to occur.

The RBS Group expects to face significant risks in connection with climate change and the transition to a low carbon economy which may adversely impact the RBS Group.
The risks associated with climate change are subject to rapidly increasing prudential and regulatory, political and societal focus, both in the UK and internationally. Embedding climate risk into the RBS Group's risk framework, and adapting the RBS Group's operations and business strategy to address the physical risks of climate change and the risk associated with a transition to a low carbon economy in line with its Purpose-led Strategy and ambition to reduce the climate impact of its financing activities and evolving regulatory requirements and market expectations is expected to have a significant impact on the RBS Group.

Multilateral agreements, in particular the 2015 Paris Agreement, and subsequent UK and Scottish Government commitments to achieving net zero carbon emissions by 2050 and 2045, respectively, will require widespread levels of adjustment across all sectors of the UK economy and markets in which the RBS Group operates. Some sectors such as property, energy, infrastructure (including transport) and agriculture are expected to be particularly impacted. The nature and timing of the far-reaching commercial, technological, policy and regulatory changes that this transition will entail remain uncertain. The UK Government and UK regulators, including the PRA, the RBSG plc's UK prudential regulator, have indicated it is a priority issue. The impact of such regulatory, policy, commercial and technological changes is expected to be highly significant and may be disruptive, especially if such changes do not occur in an orderly or timely manner or are not effective in reducing emissions sufficiently.

Furthermore, the nature and timing of the manifestation of the physical risks of climate change (which include more extreme specific weather events such as flooding and heat waves and longer term shifts in climate) are also uncertain, and their impact on the economy is predicted to be more acute if carbon emissions are not reduced on a timely basis or to the requisite extent. Recent data indicates that global carbon emissions are continuing to increase. The potential impact on the economy includes, but is not limited to, lower GDP growth, significant changes in asset prices and profitability of industries, higher unemployment and the prevailing level of interest rates. See also, 'The RBS Group's new Purpose-led Strategy includes one area of focus on climate change which entails significant execution risk and is likely to require material changes to the business model of the RBS Group over the next ten years', 'The RBS Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect the RBS Group' and 'Any reduction in the credit rating assigned to RBSG plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for the RBS Group, reduce the RBS Group's liquidity position and increase the cost of funding'.

If the RBS Group does not adequately embed climate risk into its risk framework to appropriately measure, manage and disclose the various financial, transition and physical risks it faces associated with climate change, or fails to implement its new strategy on climate change and adapt its business model to the changing regulatory requirements and market expectations on a timely basis, it may have a material and adverse impact on the RBS Group's level of business growth, its competitiveness, profitability, prudential capital requirements, ESG ratings, credit ratings, cost of funding, reputation, results of operation and financial condition.

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over the RBS Group and further offers or sales of the RBS Group's shares held by HM Treasury may affect the price of securities issued by the RBS Group.
In its November 2018 Autumn Budget, the UK Government announced its intention to continue the process of privatisation of RBSG plc and to carry out a programme of sales of RBSG plc ordinary shares with the objective of selling all of its remaining shares in RBSG plc by 2023-2024. On 6 February 2019, RBSG plc obtained shareholder approval to participate in certain directed share buyback activities. As at 31 December 2019, the UK Government held 62.1% of the issued ordinary share capital of RBSG plc. There can be no certainty as to the continuation of the sell-down process or the timing or extent of such sell-downs which could result in a prolonged period of increased price volatility on the RBS Group's ordinary shares.

Any offers or sale, or expectations relating to the timing thereof, of a substantial number of ordinary shares by HM Treasury, or any associated directed buyback activity by the RBS Group, could affect the prevailing market price for the outstanding ordinary shares of RBSG plc.

In addition, UK Government Investments Limited ('UKGI') manages HM Treasury's shareholder relationship with RBSG plc and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group will continue to have its own independent board of directors and management team determining its own strategy, its position as a majority shareholder (and UKGI's position as manager of this shareholding) means that HM Treasury or UKGI could exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, the RBS Group's capital strategy, dividend policy, remuneration policy or the conduct of the RBS Group's operations, and HM Treasury or UKGI's approach depends on government policy, which could change, including as a result of a general election. The manner in which HM Treasury or UKGI exercises HM Treasury's rights as majority shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders, including as a result of a change in government policy.

Changes in interest rates have significantly affected and will continue to affect the RBS Group's business and results.
Interest rate risk is significant for the RBS Group, as monetary policy has been accommodative in recent years, including as a result of certain policies implemented by the Bank of England and HM Treasury such as the Term Funding Scheme, which have helped to support demand at a time of pronounced fiscal tightening and balance sheet repair. However, there remains considerable uncertainty as to the direction of interest rates and pace of change (as set by the Bank of England and other major central banks) as well as the general UK political climate. Further decreases in interest rates and/or continued sustained low or negative interest rates could put pressure on the RBS Group's interest margins and adversely affect the RBS Group's profitability and prospects. In addition, a continued period of low interest rates and flat yield curves has affected and may continue to affect the RBS Group's interest rate margin realised between lending and borrowing costs.

Conversely, while increases in interest rates may support RBS Group income, sharp increases in interest rates could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation, and falling property prices in the markets in which the RBS Group operates.

Changes in foreign currency exchange rates may affect the RBS Group's results and financial position.
Although the RBS Group is now principally a UK and ROI-focussed banking group, it is subject to foreign exchange risk from capital deployed in the RBS Group's foreign subsidiaries, branches and joint arrangements, and non-trading foreign exchange risk, including customer transactions and profits and losses that are in a currency other than the functional currency of the transaction entity. The RBS Group also relies on issuing securities in foreign currencies that assist in meeting the RBS Group's minimum requirements for own funds and eligible liabilities ('MREL'). The RBS Group maintains policies and procedures designed to manage the impact of exposures to fluctuations in currency rates. Nevertheless, changes in currency rates, particularly in the sterling-US dollar and euro-sterling rates, can adversely affect the value of assets, liabilities (including the total amount of regulatory capital and MREL eligible instruments), income, RWAs, capital base and expenses and the reported earnings of the RBS Group's UK and non-UK subsidiaries and may affect the RBS Group's reported consolidated financial condition or its income from foreign exchange dealing and may also require incremental MREL eligible instruments to be issued.

Decisions of major central banks (including by the Bank of England, the European Central Bank and the US Federal Reserve) and political or market events (including Brexit and the general UK political climate), which are outside of the RBS Group's control, may lead to sharp and sudden variations in foreign exchange rates.

Financial resilience risk
The RBS Group may not meet targets and be in a position to continue to make discretionary capital distributions (including dividends to shareholders).
As part of the RBS Group's strategy, the RBS Group has become a principally UK and ROI-focussed banking group and as part of its Purpose-led Strategy has set a number of financial, capital and operational targets for the RBS Group including in respect of: CET1 ratio targets, return on tangible equity ('ROTE'), leverage ratio targets, funding plans and requirements, reductions in RWAs and the timing thereof, employee engagement, diversity and inclusion as well as environmental, social and customer satisfaction targets and discretionary capital distributions (including dividends to shareholders). See also, 'The RBS Group has announced a new Purpose-led Strategy which will entail a period of transformation and require an internal cultural shift across the RBS Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes'.

The RBS Group's ability to meet its targets and to successfully meet its strategy is subject to various internal and external factors and risks. These include, but are not limited to, market, regulatory, macroeconomic and political uncertainties, operational risks and risks relating to the RBS Group's business model and strategy (including risks associated with ESG and climate issues) and litigation, governmental actions, investigations and regulatory matters.

A number of factors may impact the RBS Group's ability to maintain its CET1 ratio target of 13-14% (over the medium to long term) and make discretionary capital distributions. See also, 'The RBS Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options'.

The RBS Group's ability to meet its planned reductions in its annual underlying costs may vary considerably from year to year. Furthermore, the focus on meeting cost reduction targets may result in limited investment in other areas which could affect the RBS Group's long-term product offering or competitive position and its ability to meet its other targets, including those related to customer satisfaction.

There is no certainty that the RBS Group's Purpose-led Strategy will be successfully executed, that the RBS Group will meet its targets and expectations or be in a position to continue to distribute capital, or that the RBS Group will be a viable, competitive or profitable banking business.

The RBS Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
The markets for UK financial services, and the other markets within which the RBS Group operates, are highly competitive. The RBS Group expects such competition to continue or intensify in response to evolving customer behaviour, technological changes (including the growth of digital banking, including from fintech entrants), competitor behaviour, new entrants to the market (including non-traditional financial services providers such as large retail or technology conglomerates, who may have competitive advantages in scale, technology and customer engagement), competitive foreign-exchange offerings, industry trends resulting in increased disaggregation or unbundling of financial services or conversely the re-intermediation of traditional banking services, and the impact of regulatory actions and other factors. In particular, developments in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, notably with respect to payment services and products, and the introduction of disruptive technology may impede the RBS Group's ability to grow or retain its market share and impact its revenues and profitability, particularly in its key UK retail banking segment. Moreover, innovations such as biometrics, artificial intelligence, the cloud, blockchain, and quantum computing may rapidly facilitate industry transformation. These trends may be catalysed by various regulatory and competition policy interventions, particularly as a result of the UK initiative on Open Banking and other remedies imposed by the Competition and Markets Authority (CMA) which are designed to further promote competition within retail banking, as well as the competition-enhancing measures under the RBS Group's Alternative Remedies Package see also, 'The cost of implementing the Alternative Remedies Package could be more onerous than anticipated'.

Increasingly many of the products and services offered by the RBS Group are, and will become, technology intensive, for example Bό, Mettle, Esme, FreeAgent, Tyl, APtimise and Path, some of the RBS Group's recent fintech ventures. The RBS Group's ability to develop digital solutions that comply with related regulatory changes has become increasingly important to retaining and growing the RBS Group's customer business in the UK. There can be no certainty that the RBS Group's innovation strategy (which includes investment in its IT capability intended to address the material increase in customer use of online and mobile technology for banking as well as selective acquisitions, which carry associated risks) will be successful or that it will allow the RBS Group to continue to grow such services in the future. Certain of the RBS Group's current or future competitors may be more successful in implementing innovative technologies for delivering products or services to their customers. The RBS Group may also fail to identify future opportunities or derive benefits from disruptive technologies in the context of rapid technological innovation, changing customer behaviour and growing regulatory demands, including the UK initiative on Open Banking (PSD2) and Open Finance (for which the FCA announced a call for input in December 2019), resulting in increased competition from both traditional banking businesses as well as new providers of financial services, including technology companies with strong brand recognition, that may be able to develop financial services at a lower cost base.

Furthermore, the RBS Group's competitors may be better able to attract and retain customers and key employees and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the RBS Group. Although the RBS Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient or ineffective, especially given the RBS Group's focus on its cost savings targets. This may limit additional investment in areas such as financial innovation and therefore could affect the RBS Group's offering of innovative products or technologies for delivering products or services to customers and its competitive position. Furthermore, the development of innovative products depends on the RBS Group's ability to produce underlying high quality data, failing which its ability to offer innovative products may be compromised.

If the RBS Group is unable to offer competitive, attractive and innovative products that are also profitable, it will lose market share, incur losses on some or all of its activities and lose opportunities for growth. In this context, the RBS Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology used is defective, or is not fully integrated into the RBS Group's current solutions or does not deliver expected cost savings. The investment in automated processes will likely also result in increased short-term costs for the RBS Group.

In addition, recent and future disposals and restructurings by the RBS Group, the implementation of its Purpose-led Strategy, including the refocusing of its NatWest Markets franchise and delivery on its climate ambition, cost-reduction measures, as well as employee remuneration constraints, may also have an impact on its ability to compete effectively and intensified competition from incumbents, challengers and new entrants in the RBS Group's core markets could affect the RBS Group's ability to maintain satisfactory returns. See also, 'The RBS Group has announced a new Purpose-led Strategy which will entail a period of transformation and require an internal cultural shift across the RBS Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes'. Moreover, activist investors have increasingly become engaged and interventionist in recent years, which may pose a threat to the RBS Group's strategic initiatives. Furthermore, continued consolidation in certain sectors of the financial services industry could result in the RBS Group's remaining competitors gaining greater capital and other resources, including the ability to offer a broader range of products and services and geographic diversity, or the emergence of new competitors.

The RBS Group has significant exposure to counterparty and borrower risk.
The RBS Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of the RBS Group's businesses. The RBS Group is exposed to credit risk if a customer, borrower or counterparty defaults, or under IFRS 9, suffers a sufficiently significant deterioration of credit quality such that, under SICR ('significant increases in credit risk') rules, it moves to Stage 2 for impairment calculation purposes. The RBS Group's lending strategy and associated processes may fail to identify or anticipate weaknesses or risks in a particular sector, market or borrower, or fail to adequately value physical or financial collateral. This may result in increased default rates or a higher loss given default for loans, which may, in turn, impact the RBS Group's profitability. See also, 'Capital and risk management - Credit Risk'.

The credit quality of the RBS Group's borrowers and other counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in the UK and any deterioration in such conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and consequently impact the RBS Group's ability to enforce contractual security rights. See also, 'The RBS Group faces increased political and economic risks and uncertainty in the UK and global markets'. In particular, developments relating to Brexit, or the consequences thereof, may adversely impact credit quality in the UK and the resulting negative economic outlook could drive an increased level of credit impairments reflecting the more forward-looking nature of IFRS 9. See also, 'Prevailing uncertainty regarding the terms of the UK's withdrawal from the European Union has adversely affected and will continue to affect the RBS Group'.

Within the UK, the level of household indebtedness remains high although the pace of consumer credit growth has slowed during 2019. The ability of such households to service their debts could be challenged by a period of high unemployment or increased interest rates. In particular, the RBS Group may be affected by volatility in property prices (including as a result of Brexit and the general UK political climate) given that the RBS Group's mortgage loan and wholesale property portfolios as at 31 December 2019, amounted to £210.3 billion, representing 61.9% of the RBS Group's total customer loan exposure. If property prices were to weaken this could lead to higher impairment charges, particularly if default rates also increase. In addition, the RBS Group's credit risk may be exacerbated if the collateral that it holds cannot be realised as a result of market conditions or regulatory intervention or if it is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the RBS Group. This is most likely to occur during periods of illiquidity or depressed asset valuations.

Concerns about, or a default by, a financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, since the commercial and financial soundness of many financial institutions is closely related and inter-dependent as a result of credit, trading, clearing and other relationships. Any perceived lack of creditworthiness of a counterparty may lead to market-wide liquidity problems and losses for the RBS Group. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the RBS Group interacts on a daily basis. See also, 'The RBS Group may not be able to adequately access sources of liquidity and funding'.

As a result, borrower and counterparty credit quality may cause accelerated impairment charges under IFRS 9, increased repurchase demands, higher costs, additional write-downs and losses for the RBS Group and an inability to engage in routine funding transactions.

The RBS Group is exposed to the financial institutions industry, including sovereign debt securities, banks, financial intermediation providers (including providing facilities to financial sponsors and funds, backed by assets or investor commitments) and securitised products (typically senior lending to special purpose vehicles backed by pools of financial assets). Due to the RBS Group's exposure to the financial industry, it also has exposure to shadow banking entities (ie, entities which carry out banking activities outside a regulated framework). Recently, there has been increasing regulatory focus on shadow banking. In particular, the European Banking Authority Guidelines (EBA/GL/2015/20) require the RBS Group to identify and monitor its exposure to shadow banking entities, implement and maintain an internal framework for the identification, management, control and mitigation of the risks associated with exposure to shadow banking entities, and ensure effective reporting and governance in respect such exposure. If the RBS Group is unable to properly identify and monitor its shadow banking exposure, maintain an adequate framework, or ensure effective reporting and governance in respect of shadow banking exposure, this may adversely affect the financial condition and prospects of the RBS Group.

The RBS Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.
The RBS Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate financial resources. Adequate capital also gives the RBS Group financial flexibility in the face of turbulence and uncertainty in the global economy and specifically in its core UK and European markets, as well as permitting the RBS Group to make discretionary capital distributions (including dividends to shareholders).

As at 31 December 2019, the RBS Group's CET1 ratio was 16.2% and the RBS Group currently targets to maintain its CET1 ratio at 13 -14% over the medium to long term. The RBS Group's target capital ratio is based on a combination of its expected regulatory requirements and internal modelling, including stress scenarios and management's and/or the PRA's views on appropriate buffers above minimum operating levels.

The RBS Group's current capital strategy is based on the expected accumulation of additional capital through the accrual of profits over time, planned capital actions (including issuances, redemptions, and discretionary capital distributions), RWA growth in the form of regulatory uplifts and lending growth and other capital management initiatives which focus on improving capital efficiency.

A number of factors may impact the RBS Group's ability to maintain its current CET1 ratio target and achieve its capital strategy. These include, amongst other things:
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a depletion of its capital resources through increased costs or liabilities, reduced profits or losses (including as a result of extreme one-off incidents such as cyberattack, fraud or conduct issues) or, sustained periods of low or lower interest rates, reduced asset values resulting in write-downs, impairments, changes in accounting policy, accounting charges or foreign exchange movements;
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a failure to reduce RWAs in accordance within the timeline contemplated by the RBS Group's capital plan;
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an increase in the quantum of RWAs in excess of that expected, including due to regulatory changes;
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changes in prudential regulatory requirements including the RBS Group's Total Capital Requirement set by the PRA, including Pillar 2 requirements and regulatory buffers (including the increased 2% countercyclical capital buffer for UK banks with effect from 16 December 2020), as well as any applicable scalars; and reduced dividends from the RBS Group's subsidiaries because of changes in their financial performance and/or the extent to which local capital requirements exceed RBS Group's target ratio; and
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limitations on the use of double leverage, i.e. RBSG plc's use of borrowed money to invest in the equity of its subsidiaries, as a result of the Bank of England's and/or the RBS Group's evolving views on distribution of capital within groups.

A shortage of capital could in turn affect the RBS Group's capital ratio, and/or ability to make capital distributions.

In accordance with the provisions of CRD IV, a minimum level of capital adequacy is required to be met by RBS Group in order for it to be entitled to make certain discretionary payments, and institutions which fail to meet the combined buffer requirement are subject to restricted discretionary payments. The resulting restrictions are scaled according to the extent of the breach of the combined buffer requirement and calculated as a percentage of the profits of the institution since the last distribution of profits or discretionary payment which gives rise to a maximum distributable amount (MDA) (if any) that the financial institution can distribute through discretionary payments. In the event of a breach of the combined buffer requirement, the RBS Group will be required to calculate its MDA, and as a consequence it may be necessary for the RBS Group to reduce or cease discretionary payments (including payments of dividends to shareholders) to the extent of the breach.

In addition to regulatory capital, RBSG plc is required to maintain a set quantum of MREL set as a percentage of its RWAs. MREL comprises loss-absorbing senior funding and regulatory capital instruments. The Bank of England has identified single point-of-entry as the preferred resolution strategy for the RBS Group. As a result, RBSG plc is the only RBS Group entity that can externally issue securities that count towards the RBS Group's MREL requirements, the proceeds of which can then be downstreamed to meet the internal MREL issuance requirements of its operating entities and intermediate holding companies as required.

If the RBS Group is unable to raise the requisite amount of regulatory capital or MREL, downstream the proceeds of MREL to subsidiaries, as required, in the form of internal MREL, or to otherwise meet its regulatory capital, MREL and leverage requirements, it may be exposed to increased regulatory supervision or sanctions, loss of investor confidence and constrained or more expensive funding and be unable to make dividend payments on its ordinary shares or maintain discretionary payments on capital instruments.

If, under a stress scenario, the level of capital or MREL falls outside of risk appetite, there are a range of recovery management actions (focused on risk reduction and mitigation) that the RBS Group could take to manage its capital levels, which may not be sufficient to restore adequate capital levels. Under the EU Bank Recovery and Resolution Directive ('BRRD'), as implemented in the UK, the RBSG Group must maintain a recovery plan acceptable to its regulator, such that a breach of the RBS Group's applicable capital or leverage requirements may trigger the application of the RBS Group's recovery plan to remediate a deficient capital position. The RBS Group's regulator may request that the RBS Group carry out certain capital management actions or, if the RBS Group's CET1 ratio falls below 7%, certain regulatory capital instruments issued by the RBS Group will be written-down or converted into equity and there may be an issue of additional equity by the RBS Group, which could result in the dilution of the RBS Group's existing shareholders. The success of such issuances will also be dependent on favourable market conditions and the RBS Group may not be able to raise the amount of capital required on acceptable terms or at all. Separately, the RBS Group may address a shortage of capital by taking action to reduce leverage exposure and/or RWAs via asset or business disposals. Such actions may, in turn, affect, among other things, the RBS Group's product offering, credit ratings, ability to operate its businesses, pursue its current strategies and pursue strategic opportunities, any of which may affect the underlying profitability of the RBS Group and future growth potential. See also, 'The RBS Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain of the RBS Group's securities'.

The RBS Group is subject to Bank of England oversight in respect of resolution, and the RBS Group could be adversely affected should the Bank of England deem the RBS Group's preparations to be inadequate.
The RBS Group is subject to regulatory oversight by the Bank of England, and is required (under the PRA rulebook) to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA, and disclose a summary of this report. The initial report is due to be submitted to the PRA on 2 October 2020 and the Bank of England's assessment of RBS Group's preparations is scheduled to be released on 11 June 2021.

The RBS Group has dedicated significant resources towards the preparation of the RBS Group for a potential resolution scenario. However, if the assessment reveals that the RBS Group is not adequately prepared to be resolved, or does not have adequate plans in place to meet resolvability requirements by 1 January 2022, the RBS Group may be required to take action to enhance its preparations to be resolvable, resulting in additional cost and the dedication of additional resources. Such actions may adversely affect the RBS Group, resulting in restrictions on maximum individual and aggregate exposures, a requirement to dispose of specified assets, a requirement to cease carrying out certain activities and/or maintaining a specified amount of MREL. This may also result in reputational damage and/or loss of investor confidence.

The RBS Group may not be able to adequately access sources of liquidity and funding.
The RBS Group is required to access sources of liquidity and funding through retail and wholesale deposits, as well as through the debt capital markets. As at 31 December 2019, the RBS Group held £389.7 billion in deposits. The level of deposits may fluctuate due to factors outside the RBS Group's control, such as a loss of confidence (including in individual RBS Group entities), increasing competitive pressures for retail customer deposits or the reduction or cessation of deposits by foreign wholesale depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow, or any material decrease in, the RBS Group's deposits could, particularly if accompanied by one of the other factors described above, materially affect the RBS Group's ability to satisfy its liquidity or funding needs.

As at 31 December 2019, the RBS Group's liquidity coverage ratio was 152%. If its liquidity position were to come under stress, and if the RBS Group were unable to raise funds through deposits or in the debt capital markets on acceptable terms or at all, its liquidity position could be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities, or to fund new loans, investments and businesses. The RBS Group may need to liquidate unencumbered assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments. In a time of reduced liquidity, the RBS Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case could negatively affect the RBS Group's results.

Any reduction in the credit rating assigned to RBSG plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for the RBS Group, reduce the RBS Group's liquidity position and increase the cost of funding.
Rating agencies regularly review RBSG plc and other RBS Group entity credit ratings, which could be negatively affected by a number of factors that can change over time, including the credit rating agency's assessment of the RBS Group's strategy and management's capability; its financial condition including in respect of profitability, asset quality, capital, funding and liquidity; the level of political support for the industries in which the RBS Group operates; the implementation of structural reform; the legal and regulatory frameworks applicable to the RBS Group's legal structure; business activities and the rights of its creditors; changes in rating methodologies; changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors; the competitive environment, political and economic conditions in the RBS Group's key markets (including the impact of Brexit and any further Scottish independence referendum); any reduction of the UK's sovereign credit rating and market uncertainty. See also, 'The RBS Group has announced a new Purpose-led Strategy which will entail a period of transformation and require an internal cultural shift across the RBS Group. It carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes'.

In addition, credit ratings agencies are increasingly taking into account environmental, social and governance ("ESG") factors, including climate risk, as part of the credit ratings analysis, as are investors in their investment decisions.

Any reductions in the credit ratings of RBSG plc or of certain other RBS Group entities, including, in particular, downgrades below investment grade, or a deterioration in the capital markets' perception of the RBS Group's financial resilience could significantly affect the RBS Group's access to money markets, reduce the size of its deposit base and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, which could adversely affect the RBS Group's (and, in particular, RBSG plc's) cost of funding and its access to capital markets and could limit the range of counterparties willing to enter into transactions with the RBS Group (and, in particular, RBSG plc). This could in turn adversely impact its competitive position and threaten the prospects of the RBS Group in the short to medium-term.

The RBS Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.
The RBS Group is subject to annual stress tests by its regulator in the UK and is also subject to stress tests by European regulators with respect to RBSG plc, NWM N.V. and Ulster Bank Ireland DAC. Stress tests are designed to assess the resilience of banks to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. If the stress tests reveal that a bank's existing regulatory capital buffers are not sufficient to absorb the impact of the stress, then it is possible that the bank will need to take action to strengthen its capital position.

Failure by the RBS Group to meet the quantitative and qualitative requirements of the stress tests as set forth by its UK regulator or those elsewhere may result in: the RBS Group's regulators requiring the RBS Group to generate additional capital, reputational damage, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence.

The RBS Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
Given the complexity of the RBS Group's business, strategy and capital requirements, the RBS Group relies on analytical models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate the RBS Group's mandated stress testing). In addition, the RBS Group utilises models for valuations, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and for financial crime and fraud risk management. The RBS Group's models, and the parameters and assumptions on which they are based, are periodically reviewed and updated to maximise their accuracy.

Such models are inherently designed to be predictive in nature. Failure of these models, including due to errors in model design or inputs, to accurately reflect changes in the micro and macroeconomic environment in which the RBS Group operates, to capture risks and exposures at the subsidiary level, to be updated in line with the RBS Group's current business model or operations, or findings of deficiencies by the RBS Group's regulators (including as part of the RBS Group's mandated stress testing) may result in increased capital requirements or require management action. The RBS Group may also face adverse consequences as a result of actions based on models that are poorly developed, implemented or used, models that are based on inaccurate or compromised data or as a result of the modelled outcome being misunderstood, or by such information being used for purposes for which it was not designed.

The RBS Group's financial statements are sensitive to the underlying accounting policies, judgments, estimates and assumptions.
The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, exposures and RWAs. Due to the inherent uncertainty in making estimates (particularly those involving the use of complex models), future results may differ from those estimates. Estimates, judgments, assumptions and models take into account historical experience and other factors, including market practice and expectations of future events that are believed to be reasonable under the circumstances.

The accounting policies deemed critical to the RBS Group's results and financial position, based upon materiality and significant judgments and estimates, which include loan impairment provisions, are set out in 'Critical accounting policies and key sources of estimation uncertainty' on page 212. New accounting standards and interpretations that have been issued by the International Accounting Standards Board but which have not yet been adopted by the RBS Group are discussed in 'Accounting developments' on page 212.

Changes in accounting standards may materially impact the RBS Group's financial results.
Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether immediate or foreseeable, could result in the RBS Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments to its assets and could also significantly impact the financial results, condition and prospects of the RBS Group.

The valuation of financial instruments, including derivatives, measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Generally, to establish the fair value of these instruments, the RBS Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently credible, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the RBS Group's internal valuation models require the RBS Group to make assumptions, judgments and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain.

With effect form 1 January 2019, the RBS Group adopted IFRS 16 Leases, as disclosed in the Accounting Policies. This increased Other assets by £1.3 billion and Other liabilities by £1.7 billion. While adoption of this standard has had no effect on the RBS Group's cash flows, it has impacted financial ratios, which may influence investors' perception of the financial condition of the RBS Group.

The value or effectiveness of any credit protection that the RBS Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
The RBS Group has some remaining credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value. The fair value of these CDSs, as well as the RBS Group's exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage-linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, the RBS Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. The RBS Group also recognises any fluctuations in the fair value of other credit derivatives. Any such adjustments or fair value changes may have a negative impact on the RBS Group's results.

The RBS Group's results could be adversely affected if an event triggers the recognition of a goodwill impairment.
The RBS Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised at cost less any accumulated impairment losses. As required by IFRS, the RBS Group tests goodwill for impairment at least annually, or more frequently when events or circumstances indicate that it might be impaired.

An impairment test compares the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. At 31 December 2019, the RBS Group carried goodwill of £5.6 billion on its balance sheet. The value in use and fair value of the RBS Group's cash-generating units are affected by market conditions and the economies in which the RBS Group operates.

Where the RBS Group is required to recognise a goodwill impairment, it is recorded in the RBS Group's income statement, but it has no effect on the RBS Group's regulatory capital position.

The RBS Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of the RBS Group's securities.
The Banking Act 2009, as amended ('Banking Act'), implemented the BRRD in the UK and created a special resolution regime ('SRR'). Under the SRR, HM Treasury, the Bank of England and the PRA and FCA (together 'Authorities') are granted substantial powers to resolve and stabilise UK-incorporated financial institutions. Five stabilisation options exist under the current SRR: (i) transfer of all of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a 'bridge bank' wholly-owned by the Bank of England; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor's assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity's equity, capital instruments and liabilities; and (v) temporary public ownership of the relevant entity. These tools may be applied to RBSG plc as the parent company or an affiliate where certain conditions are met (such as, whether the firm is failing or likely to fail, or whether it is reasonably likely that action will be taken (outside of resolution) that will result in the firm no longer failing or being likely to fail). Moreover, the SRR provides for modified insolvency and administration procedures for relevant entities, and confers ancillary powers on the Authorities, including the power to modify or override certain contractual arrangements in certain circumstances. The Authorities are also empowered by order to amend the law for the purpose of enabling the powers under the SRR to be used effectively. Such orders may promulgate provisions with retrospective applicability.

Under the Banking Act, the Authorities are generally required to have regard to specified objectives in exercising the powers provided for by the Banking Act. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the UK. Moreover, the 'no creditor worse off' safeguard contained in the Banking Act may not apply in relation to an application of the separate write-down and conversion power relating to capital instruments under the Banking Act, in circumstances where a stabilisation power is not also used; holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation.

Uncertainty exists as to how the Authorities may exercise the powers granted to them under the Banking Act including the determination of actions undertaken in relation to the ordinary shares and other securities of the RBS Group and may depend on factors outside of the RBS Group's control. Moreover, the relevant provisions of the Banking Act remain untested in practice.

If the RBS Group is at or is approaching the point of non-viability such that regulatory intervention is required, any exercise of the resolution regime powers by the Authorities may adversely affect holders of RBSG plc's ordinary shares or other RBS Group securities that fall within the scope of the resolution regime powers. This may result in various actions being undertaken in relation to the RBS Group and any securities of the RBS Group, including cancellation, transfer, dilution, write-down or conversion (as applicable). There may also be a corresponding adverse effect on the market price of such securities.

Legal, regulatory and conduct risk
The RBS Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect the RBS Group.
The RBS Group is subject to extensive laws, regulations, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes, which may increase compliance and conduct risks. The RBS Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

In recent years, regulators and governments have focussed on reforming the prudential regulation of the financial services industry and the manner in which the business of financial services is conducted. Amongst others, measures have included: enhanced capital, liquidity and funding requirements, implementation of the UK ring-fencing regime, implementation and strengthening of the recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, financial industry reforms (including in respect of MiFID II), enhanced data privacy and IT resilience requirements, enhanced regulations in respect of the provision of 'investment services and activities', and increased regulatory focus in certain areas, including conduct, consumer protection regimes, anti-money laundering, anti-bribery, anti-tax evasion, payment systems, sanctions and anti-terrorism laws and regulations. This has resulted in the RBS Group facing greater regulation and scrutiny in the UK, the US and other countries in which it operates.

Recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK, the EU and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models. In particular, the RBS Group is required to continue to comply with regulatory requirements in respect of the implementation of the UK ring-fencing regime and to ensure operational continuity in resolution; the steps required to ensure such compliance entail significant costs, and also impose significant operational, legal and execution risk. Serious consequences could arise should the RBS Group be found to be non-compliant with such regulatory requirements. Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the RBS Group's ability to comply with the applicable body of rules and regulations in the manner and within the time frames required.

Any of these developments (including any failure to comply with new rules and regulations) could have a significant impact on the RBS Group's authorisations and licences, the products and services that the RBS Group may offer, its reputation and the value of its assets, the RBS Group's operations or legal entity structure, and the manner in which the RBS Group conducts its business. Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the RBS Group include, but are not limited to, those set out above as well as the following:
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general changes in government, central bank, regulatory or competition policy, or changes in regulatory regimes that may influence investor decisions in the markets in which the RBS Group operates;
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amendments to the framework or requirements relating to the quality and quantity of regulatory capital to be held by the RBS Group as well as liquidity and leverage requirements, either on a solo, consolidated or subgroup level;
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changes to the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes or the implementation of additional or conflicting loss-absorption requirements, including those mandated under UK rules, the BRRD or MREL;
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additional rules and regulatory initiatives and review relating to customer protection and resolution of disputes and complaints, including increased focus by regulators (including the Financial Ombudsman Service) on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers and orderly/transparent markets;
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rules and regulations relating to, and enforcement of, anti-corruption, anti-bribery, anti-money laundering, anti-terrorism, sanctions, anti-tax evasion or other similar regimes;
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the imposition of additional restrictions on the RBS Group's ability to compensate its senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;
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rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
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changes to corporate governance practice and disclosure requirements, senior manager responsibility, corporate structures and conduct of business rules;
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financial market infrastructure reforms establishing new rules applying to investment services, short selling, market abuse, derivatives markets and investment funds;
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increased attention to the protection and resilience of, and competition and innovation in, UK payment systems and retail banking developments relating to the UK initiative on Open Banking, Open Finance and the European directive on payment services;
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new or increased regulations relating to customer data and privacy protection as well as IT controls and resilience, including the GDPR;
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the introduction of, and changes to, taxes, levies or fees applicable to the RBS Group's operations, such as the imposition of a financial transaction tax, changes in tax rates, changes in the scope and administration of the Bank Levy, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;
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laws and regulations in respect of climate change and sustainable finance (including ESG) considerations; and
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other requirements or policies affecting the RBS Group and its profitability or product offering, including through the imposition of increased compliance obligations or obligations which may lead to restrictions on business growth, product offerings, or pricing.

To support the UK's goal of Net Zero by 2050, the UK and Scottish governments and UK and international regulators, such as the PRA and European Commission, are actively seeking to develop new and existing regulations directly and indirectly focussed on climate change and the associated financial risks. Regulatory and policy developments, such as the minimum energy efficient requirements for residential and commercial real estate, may have a significant impact on the markets in which the RBS Group operates, especially mortgage lending, and its associated credit, market and financial risk profile.

In a Joint Declaration on Climate Change published in July 2019, the PRA, FCA, Financial Reporting Council and The Pensions Regulator set out their commitment to working collaboratively to address the risks of climate change. In October 2019, the RBS Group submitted its initial plan to meet the PRA's supervisory expectations in its supervisory statement (SS 3/19) which sets forth an expectation that regulated entities adopt a Board-level strategic approach to managing and mitigating the financial risks of climate change and embed the management of them into their governance frameworks, subject to existing prudential regulatory supervisory tools (including stress testing and individual and systemic capital requirements). In addition, The Bank of England announced in December 2019 that it will use the 2021 biennial exploratory scenario (BES) to stress banks on certain climate scenarios to test the resilience of the current business models of the largest banks, insurers and the financial system to the physical and transition risks from climate change. The prudential regulation of climate risk will be an important driver in how the RBS Group otherwise decides how it allocates capital and further develop its risk appetite for financing certain types of activity or engaging with counterparties that do not align to a transition to a net zero economy.

The FCA have also announced that climate change and green finance will be priorities with a focus on disclosure, integrating climate change into decision-making and consumers' access to green financial services. The RBS Group also recognises various legislative actions and proposals by, among others, the European Commission's Action Plan on Sustainable Finance which include a taxonomy on sustainable finance. Many of these legislative and regulatory initiatives, and especially the EU taxonomy, are focused on developing standardised definitions for the green and sustainable criteria of assets and liabilities, which could change over time and impact the RBS Group's recognition of its climate financing activity and lead to reputational and conduct risk on its own sustainable financing activity.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory or conflicting laws, rules or regulations by key regulators or policymakers in different jurisdictions, or failure by the RBS Group to comply with such laws, rules and regulations, may adversely affect the RBS Group's business, financial condition and results. In addition, uncertainty and insufficient international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the RBS Group's ability to engage in effective business, capital and risk management planning.

The RBS Group is subject to a number of legal, regulatory and governmental actions and investigations as well as associated remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on the RBS Group.
The RBS Group's operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant legal proceedings, and civil and criminal regulatory and governmental actions. The RBS Group has settled a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in such actions in the US, the UK, Europe and other jurisdictions.

The legal and regulatory actions specifically referred to below are, in the RBS Group's view, the most significant legal and regulatory actions to which the RBS Group is currently exposed. However, the RBS Group is also subject to a number of ongoing reviews, investigations and proceedings (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings, relating to, among other matters, the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, customer mistreatment, anti-money laundering, antitrust and various other compliance issues. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation, and the RBS Group's expectation for resolution may change.

In particular, the RBS Group has for a number of years been involved in conduct-related reviews and redress projects, including a review of certain historical customer connections in its former Global Restructuring RBS Group (GRG), management of claims arising from historical sales of payment protection insurance, and a review of tracker mortgage products in the Republic of Ireland. In relation to the GRG review, the RBS Group established a complaints process in November 2016, overseen by an independent third party. The complaints process is now closed to new complaints, although the RBS Group continues to handle certain complaints that were made before the deadline for new complaints passed. In addition, the RBS Group continues to handle claims in relation to historical sales of payment protection insurance and took an additional provision of £900 million in third quarter of 2019, reflecting greater than predicted complaints volumes in the lead up to the 29 August 2019 deadline for making new PPI complaints.

In the ROI, Ulster Bank Ireland DAC remains engaged in a review of the treatment of customers who have been sold mortgages with a tracker interest rate or with a tracker interest rate entitlement. A redress and compensation exercise has now concluded although an appeals process is currently anticipated to run until at least the end of 2020. See also, 'Litigation, investigations and reviews' of Note 26 on the consolidated accounts for details of these matters. The RBS Group has dedicated resources in place to manage claims and complaints relating to the above and other conduct-related matters. Provisions taken in respect of such matters include the costs involved in administering the various complaints processes. Any failure to administer such processes adequately, or to handle individual complaints fairly or appropriately, could result in further claims as well as the imposition of additional measures or limitations on the RBS Group's operations, additional supervision by the RBS Group's regulators, and loss of investor confidence.

RBS Group companies are currently responding to a criminal investigation by the United States Attorney for the District of Connecticut (USAO) and the United States Department of Justice (DoJ), concerning securities trading in 2018 by certain former traders of NWM Plc ,involving alleged spoofing. The trading activity occurred during the term of the non prosecution agreement (NPA) that NWMSI entered into with the USAO in October 2017 in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. Under the NPA, non-prosecution was conditioned on NWMSI and affiliated companies not engaging in conduct during the NPA that the USAO determines was a felony under federal or state law or a violation of the antifraud provisions of the United States securities law. See also, 'Litigation, investigations and reviews' of Note 26 to the consolidated accounts for details of these matters.

The duration and outcome of the criminal investigation into alleged spoofing, which may include the extension, modification, or deemed violation of the NPA, remain uncertain. No settlement may be reached and further substantial additional provisions and costs may be recognised. Any finding of criminal liability by US authorities as to NWM Plc, NWMSI, or an affiliate (including as a result of pleading guilty), as to either the alleged spoofing or the conduct underlying the NPA, could have material collateral consequences for RBS Group's business. These may include consequences resulting from the need to reapply for various important licenses or obtain waivers to conduct certain existing activities of the RBS Group, particularly but not solely in the US, which may take a significant period of time and theresults of which are uncertain. Failure to obtain such licenses or waivers could adversely impact the RBS Group's business, in particular in the US, including if it results in the RBS Group being precluded from carrying out certain activities.

Adverse outcomes or resolution of current or future legal or regulatory actions, including conduct-related reviews or redress projects, could result in restrictions or limitations on the RBS Group's operations, and could adversely impact the RBS Group's capital position or its ability to meet regulatory capital adequacy requirements. Failure to comply with undertakings made by the RBS Group to its regulators may result in additional measures or penalties being taken against the RBS Group.

The RBS Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk free rates.
UK and international regulators are driving a transition from the use of interbank offer rates (IBORs), including LIBOR, to alternative risk free rates (RFRs). In the UK, the FCA has asserted that they will not compel LIBOR submissions beyond 2021, thereby jeopardising its continued availability, and have strongly urged market participants to transition to RFRs, as has the CFTC and other regulators in the US. The RBS Group has a significant exposure to IBORs, and continues to reference it in certain products, primarily its derivatives, commercial lending and legacy securities. Although the RBS Group is actively engaged with customers and industry working groups to manage the risks relating to such exposure, and is exploring ways to utilise RFRs to the extent possible, the legal mechanisms to effect transition cannot be confirmed, and the impact cannot be determined nor any associated costs accounted for, until such time that RFRs are utilised exclusively, and there is market acceptance on the form of alternative RFRs for different products, and certain IBOR obligations may not be able to be changed. The transition and uncertainties around the timing and manner of transition to RFRs represent a number of risks for the RBS Group, its customers and the financial services industry more widely. Following an analysis of the RBS Group's IBOR-linked financial products and instruments, the RBS Group has identified the following risks: legal risks (as changes will be required to documentation for new and the majority of existing transactions); financial risks (which may arise from any changes in valuation of financial instruments linked to benchmarks rates and may impact the RBS Group's cost of funds and its risk management related financial models); pricing risks (such as changes to benchmark rates could impact pricing mechanisms on certain instruments); operational risks (due to the requirement to adapt IT systems, trade reporting infrastructure and operational processes); and conduct risks (which include communication regarding the potential impact on customers, and engagement with customers during the transition period).

It is therefore currently difficult to determine to what extent the changes will affect the RBS Group, or the costs of implementing any relevant remedial action. Uncertainty as to the nature and extent of such potential changes, alternative reference rates or other reforms including the potential continuation of the publication of LIBOR may adversely affect financial instruments using LIBOR as benchmarks. The implementation of any alternative RFRs may be impossible or impracticable under the existing terms of such financial instruments and could have an adverse effect on the value of, return on and trading market for certain financial instruments and on the RBS Group's profitability. There is also the risk of an adverse effect to reported performance arising from the transition rules established by accounting bodies, as certain rules (as proposed by the IASB) are still to be finalised.

The RBS Group operates in markets that are subject to intense scrutiny by the competition authorities.
There is significant oversight by competition authorities of the markets which the RBS Group operates in. The competitive landscape for banks and other financial institutions in the UK, the rest of Europe and the US is rapidly changing. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas, such as in retail and SME banking in the UK where the introduction of new entrants is being actively encouraged by the UK Government.

The UK retail banking sector has been subjected to intense scrutiny by the UK competition authorities and by other bodies, including the FCA and the Financial Ombudsman Service, in recent years, including with a number of reviews/inquiries being carried out, including market reviews conducted by the CMA and its predecessor the Office of Fair Trading regarding SME banking and personal banking products and services, the Independent Commission on Banking and the Parliamentary Commission on Banking Standards.

These reviews raised significant concerns about the effectiveness of competition in the retail banking sector. The CMA's Retail Banking Market Order 2017 imposes remedies primarily intended to make it easier for consumers and businesses to compare personal current account ('PCA') and SME bank products, increase the transparency of price comparison between banks and amend PCA overdraft charging. These remedies impose additional compliance requirements on the RBS Group and could, in aggregate, adversely impact the RBS Group's competitive position, product offering and revenues.

Adverse findings resulting from current or future competition investigations may result in the imposition of reforms or remedies which may impact the competitive landscape in which the RBS Group operates or result in restrictions on mergers and consolidations within the financial sector.

The cost of implementing the Alternative Remedies Package could be more onerous than anticipated.
In connection with the implementation of the Alternative Remedies Package (regarding the business previously described as Williams & Glyn), an independent body ('Independent Body') has been established to administer the Alternative Remedies Package. The implementation of the Alternative Remedies Package has involved costs for the RBS Group, including but not limited to the funding commitments of £425 million for the Capability and Innovation Fund and £350 million for the incentivised switching scheme, both being administered by the Independent Body. Implementation of the Alternative Remedies Package may involve additional costs for the RBS Group and may also divert resources from the RBS Group's operations and jeopardise the delivery and implementation of other significant plans and initiatives. In addition, under the terms of the Alternative Remedies Package, the Independent Body may require the RBS Group to modify certain aspects of the RBS Group's execution of the incentivised switching scheme, which could increase the cost of implementation. Furthermore, should the uptake within the incentivised switching scheme not be sufficient, the Independent Body has the ability to extend the duration of the scheme by up to twelve months, impose penalties of up to £50 million, and can compel the RBS Group to extend the customer base to which the scheme applies which may result in prolonged periods of disruption to a wider portion of the RBS Group's business.

As a direct consequence of the incentivised switching scheme (which comprises part of the Alternative Remedies Package), the RBS Group will lose existing customers and deposits, which in turn will have adverse impacts on the RBS Group's business and associated revenues and margins.

Furthermore, the capability and innovation fund (which also comprises part of the Alternative Remedies Package) is intended to benefit eligible competitors and negatively impact the RBS Group's competitive position. To support the incentivised switching initiative, upon request by an eligible bank, the RBS Group has agreed to grant those customers which have switched to eligible banks under the incentivised switching scheme access to its branch network for cash and cheque handling services, which may impact customer service quality for the RBS Group's own customers with consequent competitive, financial and reputational implications. The implementation of the incentivised switching scheme is also dependent on the engagement of the eligible banks with the incentivised switching scheme and the application of the eligible banks to and approval by the Independent Body. The incentivised transfer of SME customers to third party banks places reliance on those third parties to achieve satisfactory customer outcomes which could give rise to reputational damage to the RBS Group if these are not forthcoming.

A failure to comply with the terms of the Alternative Remedies Package could result in the imposition of additional measures or limitations on the RBS Group's operations, additional supervision by the RBS Group's regulators, and loss of investor confidence.

Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by the RBS Group.
In accordance with IFRS (as adopted by the European Union), the RBS Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

Failure to generate sufficient future taxable profits or further changes in tax legislation (including with respect to rates of tax) or accounting standards may reduce the recoverable amount of the recognised tax loss deferred tax assets, amounting to £1 billion as at 31 December 2019. Changes to the treatment of certain deferred tax assets may impact the RBS Group's capital position. In addition, the RBS Group's interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 14 February 2020

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary